American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, California 90071
Telephone 800/421-9900, ext. 4

July 2008

Ladies and Gentlemen,

As you may know, American Funds recently announced plans to introduce a new share class to complement our Class F shares.  Class F-2 shares will be available for sale to the public beginning August 1, 2008.  The purpose of this notice is to amend your Bank/Trust Company Participation Agreement for Class F Shares (the “Agreement”) with American Funds Distributors Inc. to incorporate this new share class.

As compared to the current Class F shares, Class F-2 shares will not carry a 12b-1 fee; however, they will carry an administrative services fee payable pursuant to a separate agreement with Capital Research and Management Company.  In connection with the offering of this new share class, Class F shares will be renamed Class F-1 shares.

Therefore, in consideration of the foregoing, the Agreement is amended as follows effective August 1, 2008:

1.	All references to "Class F shares" or "Shares" shall refer to both Class F-1 shares and Class F-2 shares, unless otherwise provided.

2.           Section 2 is amended as follows:

In consideration of your making Class F-1 shares of the Funds available through the Program, we will pay you compensation from the Funds’ 12b-1 Plans on a quarterly basis at the annual rate of 0.25% of the average daily net asset value of Class F-1 shares of Funds listed on Schedule A that are held in an account assigned to you.  The payment of this compensation is subject to the limitations contained in each Fund’s Plan of Distribution and may be varied or discontinued at any time.  You represent that you have received a legal opinion that your receipt of 12b-1 distribution fees will not violate any applicable federal or state laws or regulations.  No compensation shall be paid under this Agreement on Class F-2 shares of the Funds.

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This agreement remains unchanged in all other respects.  Any order for Fund shares received by us following this notice shall be deemed an acceptance of this amendment to your Agreement.

Very truly yours,

Kevin G. Clifford